Exhibit 99.1

ASM International N.V.

ASM International N.V. Announces Web Cast

at the Lehman Brothers Conference

BILTHOVEN, the Netherlands, November 30, 2006 — ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) announces the availability of the web cast of the Company’s presentation at the Lehman Brothers 2006 Global Technology Conference in San Francisco on December 6, 2006.

ASM International will present at 8:00 p.m. Eastern Time (5:00 p.m. Pacific Time) on Wednesday, December 6, 2006. The presentation may be accessed through the ASM International Investor Relations home page at www.asm.com.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

ASM Contacts:

Lies Rijnveld: +31 30 229 8506

Mary Jo Dieckhaus: +1 212 986 2900